Exhibit 99.1

FORM 51 – 102F2

ANNUAL INFORMATION FORM

Nine Months ended December 31, 2011

March 28, 2012

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	3
MINERAL RESERVE AND RESOURCE ESTIMATES	4
CURRENCY AND EXCHANGE RATES	5
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	13
Risk Factors	13
Mineral Properties	25
DIVIDENDS	40
CAPITAL STRUCTURE	40
MARKET FOR SECURITIES	42
ESCROWED SHARES	43
DIRECTORS AND OFFICERS	43
Director and Officer Information	43
Shareholdings of Directors and Officers	44
Corporate Cease Trade Orders or Bankruptcies	44
Penalties or Sanctions	45
Conflicts of Interest	45
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	46
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46
REGISTRAR AND TRANSFER AGENT	46
MATERIAL CONTRACTS	46
INTEREST OF EXPERTS	47
AUDIT COMMITTEE INFORMATION	47
ADDITIONAL INFORMATION	49

-i-

Unless otherwise stated or the context requires otherwise, references in this AIF to the "Company", "Timmins", "we," us" or "our" refer to Timmins Gold Corp. and its subsidiaries on a consolidated basis.

The Company recently changed its fiscal year end to December 31 from March 31. Consequently, this AIF is filed in respect of the nine months ended December 31, 2011. References in this AIF to "fiscal 2011", "fiscal 2010", "fiscal 2009" and "fiscal 2008" refer to the years (each a 12 month period) ended March 31, 2011, 2010, 2009 and 2008, respectively. Readers should be aware that references to fiscal 2011 are to a fiscal period prior to the nine months ended December 31, 2011 to which this AIF relates. Readers should also be aware that because the nine months ended December 31, 2011 is a shorter fiscal period than the prior fiscal period, direct comparisons between such periods cannot be made.

FORWARD LOOKING STATEMENTS

Certain statements and information contained in this Annual Information Form (“AIF”) and the documents incorporated by reference in this AIF constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this AIF and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this AIF and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risk Factors” in this AIF.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this AIF if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

MINERAL RESERVE AND RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated. References in this AIF to “dollars” or “$” are to United States dollars. References in this AIF to “C$” are to Canadian dollars. The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into	2011	2010	2009
United States Dollars
Closing	0.9833	1.0054	0.9555
Average	1.0100	0.9709	0.8757
High	1.0583	1.0054	0.9716
Low	0.9430	0.9278	0.7692

CORPORATE STRUCTURE

Timmins Gold Corp. (the “Company”) was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005.

The Company’s registered and records office is located at Suite 1900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company’s head office is located at Suite 1900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company’s head office in Mexico is located at Blvd. Solidaridad #335 A, Edificio ‘A’ – Primera Planta Local 3, Col Palmar del Sol, Hermosillo, Sonora, Mexico, 83270. The Company also maintains field offices at the San Francisco Mine site, near Estacion Llano, Sonora and Magdalena de Kino, Sonora.

The Company has two wholly owned subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. (“Timmins Mexico”) and Molimentales del Noroeste, S.A. de C.V. (“Molimentales”). Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Company conducts its Mexican operations. Molimentales was acquired from Geomaque de Mexico, S.A. de C.V., (“Geomaque”) pursuant to an acquisition agreement dated March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco Gold Mine (the “Mine”).

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a gold mining and exploration company engaged in exploration, mine development and the mining and extraction of precious metals, primarily gold. The Company’s primary asset and only material mineral property is the San Francisco Gold Property located in Sonora, Mexico, which includes the Company’s only operating mine (the “Mine”). The Company attained commercial production at the Mine on April 1, 2010 and its first year of operations in 2010 was a successful transition from an advanced exploration and development company to a junior producer. Since achieving commercial production, the Company has continued to ramp up production with increases in the average tonnes of ore processed per day achieving record rates during the month of October, 2011 of 14,968 tonnes per day.

The Mine was previously developed and operated by Geomaque. In 2005 the Company entered into an agreement to acquire a 100% interest in the Mine for total consideration of $5.0 million and 10.0 million common shares of the Company. In addition, the Company was required to purchase certain mining and processing equipment on a deferred basis for $4.025 million including Mexican value added tax. Most of the equipment and facilities at the Mine have been refurbished and are being used in operations. As at December 31, 2011, the remaining liability associated with the purchase of the mining and processing equipment was $1,725,000. See Note 10 of our consolidated financial statements for a description for the amount outstanding.

During fiscal 2008 and 2009 the Company focused its efforts on successfully arranging financing for the construction and re-commissioning of the Mine. During this period, construction of a new secondary and tertiary crushing system at the Mine was completed and testing was undertaken. The gold extraction plant was refurbished and tested, and mine infrastructure for the Mine, including its power supply and connection to civil works, was put in place. In addition, a third drill program was implemented with the objective of expanding the known mineral resources at the Mine. During fiscal 2009 the Company also completed a regional exploration program consisting of geological mapping and sampling, soil geochemistry and ground and airborne geophysics. Work proceeded on the new heap leach pads and emergency pond. During fiscal 2009, the assay lab at the Mine became operational and processed samples from drilling activity in support of planning for expansion of the existing open pit. The Company commenced pre-stripping waste in the fourth quarter of 2009, and at that time it also commenced the crushing and leaching of ore.

Commercial production began in April, 2010 and the ramp-up to full production at the Mine proceeded as planned. Based on drill success and an increased resource estimate provided in November, 2010, a decision was made to expand crushing capacity to 18,000 tonnes per day. Additional equipment was added to achieve the new targeted production level. In order to reach the new production level, five new carbon columns were built, additional water rights were purchased, a new module was added to the secondary and tertiary crushers and additional mining equipment was delivered, including three Komatsu shovels, one Caterpillar loader and sixteen 91 tonne Caterpillar trucks, allowing full scale open pit extraction of materials, including ore and waste, at a current average rate of 60,000 tonnes per day.

On November 1, 2011, Micon produced an independent technical report on the Mine entitled NI 43-101 F1 Technical Report – Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, (the “2011 Report”). The 2011 Report concluded that the Mine and property merit further exploration, which supports the Company’s exploration plans.

During the nine months ended December 31, 2011 the Company continued its intensive exploration drilling programs which included deeper drilling to explore the mineralization at depth, both in and around the San Francisco pit and for the first time in and around the La Chicharra pit. The results of this drilling confirmed the continuity and extensions of the mineralization, both along strike and down-dip and below the existing pit floor at both the San Francisco and La Chicharra open pits. Assays received from drilling completed in August and September, 2011 returned some of the highest grades intercepted to date from the San Francisco pit. The Company completed in excess of 110,000 meters of drilling from July, 2011 to December, 2011. Subsequent to December 31, 2011 the Company restarted the drill program at San Francisco and La Chicharra and anticipates completing an additional 100,000 meters of drilling in this program.

During the nine months ended December 31, 2011 the Company also focused on improving operational efficiencies and processes at the Mine. In November, 2011, the Company installed a new feeder and screen to complete the crushing facility expansion from 14,000 tonnes per day (“t/d”) to 18,000 t/d. Improvements to the blasting procedures and the completion of a pre-screening facility at the primary crusher are designed to increase throughput from the San Francisco crushing system to in excess of 22,000 t/d. In addition, a new 10,000 t/d modular crusher is being installed at the La Chicharra pit which is expected to further increase the capacity of the crushing system at both pits to 32,000 t/d by October, 2012. Ore mined but not currently processed is being stockpiled for future processing. The Company also implemented several modifications to the Mine as a result of this expansion including increasing irrigation capacity and solution flow to the heap leach pads by installing a new pump and new solution handling tanks beside the conveyors in order to place a high concentration of cyanide solution directly onto the fresh ore on the conveyor belts before stacking on the heap leach pad. As a result of these modifications, the Company has seen improvements in production rates and expects to see continued production improvements during 2012. The Company will continue to review additional improvement and expansion opportunities in the future.

The Company mined 6.3 million tonnes from the Mine during the nine months ended December 31, 2011, compared to 5.8 million tonnes during the same prior year period, an 8% increase. Dry tonnes of ore mined increased to 2.1 million tonnes of ore during the current period from 1.2 million tonnes of ore during the same prior year period; a 65% increase.

The average grade of ore mined from the Mine decreased during the current period to 0.58 g/t Au, compared to 0.94 g/t Au for the same prior year period. This decrease in average grade of ore mined is the result of the recent drilling program of the Company whereby the ore body has been further defined via the additional drill holes. While the additional drilling has resulted in a more accurate ore grade which is lower than that of the 2010 estimates, it is considered more homogeneous. The average grade of ore mined and ore processed during the nine months ended December 31, 2011 was 0.66 g/t Au and 0.81 g/t Au, respectively, compared to 0.84 g/t Au and 0.84 g/t Au, respectively, for the year ended March 31, 2011. This was due to ramping up of the grade placed on pads during the six months ended September 30, 2011 and to the change in the mine model in response to the 2011 Report.

During the nine months ended December 31, 2011 the Company staked an additional 95,000 hectares of claims between the Mine and the El Chanate gold mine of AuRico Gold Inc. The Company also purchased a 10 hectare concession called La Mexicana for $250,000, which was the last concession in the area that the Company did not control.

All mining activities at the Mine are carried out by a mining contractor. The contractor provides all the required mining equipment and personnel required to meet production targets. The Company provides contract supervision, geology, engineering and planning and survey services to the Company’s employees.

Production, Reserves and Resources

The table below shows the production rates achieved at the Mine during the three months ended December 31, 2011, the nine months ended December 31, 2011 and the year ended March 31, 2011 together with comparables for the three months ended December 31, 2010 and the nine months ended December 31, 2010.

					Twelve
					months
					ended
	Three months ended December 31		Nine months ended December 31		March 31
	2011	2010	2011	2010	2011
Ore mined (dry tonnes)	2,097,621	1,208,678	5,776,128	3,204,742	4,412,081
Average ore mined grade (g/t Au)	0.58	0.94	0.66	0.84	0.85
Waste mined (t)	4,160,488	4,568,616	13,496,919	12,524,199	17,621,131
Total mined (t)	6,258,109	5,777,294	19,273,047	15,728,941	22,033,212
Strip ratio	1.98	3.70	2.34	3.91	3.99
Ore processed (t)	1,327,299	1,208,678	3,930,664	3,204,742	4,412,081
Average ore processed grade (g/t Au)	0.78	0.94	0.81	0.84	0.85
Total days in period	92	92	275	275	365
Average ore processed per day (t/d)	14,427	13,138	14,293	11,654	12,088
Gold produced (oz)	21,524	20,031	55,487	47,032	65,786

Total production for the nine months ended December 31, 2011 was 55,487 gold ounces and 29,788 silver ounces, compared to 47,032 gold ounces and 25,221 silver ounces during the same prior year period, and 65,786 gold ounces and 33,874 silver ounces during the year ended March 31, 2011.

Mineral Resource Estimates

MINERAL RESOURCES THAT ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY. IN ADDITION, INFERRED MINERAL RESOURCES ARE CONSIDERED TOO SPECULATIVE GEOLOGICALLY TO HAVE THE ECONOMIC ANALYSIS APPLIED TO THEM THAT WOULD ENABLE THEM TO BE CATEGORIZED AS MINERAL RESERVES. SEE “MINERAL RESERVE AND RESOURCE ESTIMATES”.

In September, 2011, following a reverse circulation and core hole drill program which concluded in July, 2011, the Company announced the publication of the 2011 Report which included a significant increase in its resource and reserve estimate for the Mine and new resources in the La Chicharra deposit. The new resource and reserve estimates are contained in the 2011 Report and illustrated in the table below. The updated mineral resource estimates were completed by Mr. William Lewis, B.Sc. P.Geo., Ing. Alan San Martin, MAusIMM (CP) and Mani Verma, P. Eng. of Micon. The mineral resource estimate was based on a gold price of $1,200 per ounce and a 0.128 g/t gold cutoff grade, and utilizes all drill results available at August 31, 2011.

Pit Area	Category	Tonnage (x1,000)	Avg. Grade (g/t Au)	Gold Ounces
	Measured	42,546	0.640	876,000
San Francisco	Indicated	22,698	0.595	434,000
Mine	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred*	66,483	0.420	898,000
	Measured	6,158	0.488	96,000
La Chicharra	Indicated	2,222	0.488	35,000
Deposit	Total Measured & Indicated	8,380	0.488	131,000
	Inferred*	7,197	0.465	107,000
	Measured	48,704	0.621	972,000
Total	Indicated	24,920	0.586	469,000
Resources	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred*	73,680	0.424	1,005,000

*Inferred resources in this table include material outside of the pit limit that has the potential to become additional reserves at a future stage.

Updated resource estimates of 1,441,000 total measured and indicated resource ounces and 1,005,000 inferred ounces in the 2011 Report represent 46% and 383% increases respectively over the previous 2010 estimates.

In March, 2012, following a drill program of 370 holes of core and reverse circulation drilling totaling 85,166 meters completed between July and November, 2011, the Company announced updated mineral resources estimates for the Mine and the La Chicharra deposit. The drill program added 134,000 ounces of measured and indicated resources (net of depletion) and 346,000 ounces of inferred resources which represents a 34% increase to the inferred resource. The new resource estimates are contained in a March 13, 2012 news release and are illustrated in the table below. The updated mineral resource estimates were audited by Mr. William Lewis, B.Sc. P.Geo., and Ing. Alan San Martin, MAusIMM (CP) of Micon. The mineral resource estimate was based on a gold price of $1,200 per ounce and a 0.128 g/t gold cutoff grade, and utilizes all drill results available at December 31, 2011.

Pit Area	Category	Tonnage (x1,000)	Avg. Grade (g/t Au)	Gold Ounces
	Measured	42,614	0.63	949,000
San Francisco	Indicated	22,482	0.59	426,000
Mine	Total Measured & Indicated	69,096	0.62	1,375,000
	Inferred*	79,456	0.45	1,156,000

Pit Area	Category	Tonnage (x1,000)	Avg. Grade (g/t Au)	Gold Ounces
	Measured	11,396	0.50	182,000
La Chicharra	Indicated	1,305	0.44	18,000
Deposit	Total Measured & Indicated	12,701	0.50	200,000
	Inferred*	13,746	0.44	195,000
	Measured	58,010	0.61	1,131,000
Total Resources	Indicated	23,787	0.58	444,000
	Total Measured & Indicated	81,797	0.60	1,575,000
	Total Inferred*	93,202	0.42	1,351,000

1.	Mineral resources are based on a gold price of $1,200 per ounce
2.	An internal cutoff grade of 0.128 g/t gold was used for measured & indicated and inferred ounces
3.	The inferred resources include material outside of the pit shell. It has the potential to become additional reserves of the Mine at a future stage.

Mineral Reserve Estimate

In October and November, 2011, following a reverse circulation and core hole drill program which concluded in July, 2011, the Company announced a significant increase in its reserve estimate for the Mine, as shown in the table below. This revised reserve estimate constitutes a 104% increase from the previous estimated minerals reserves at the Mine. The updated mineral reserve estimates were audited by Mr. William Lewis, B.Sc. P.Geo., Ing. Alan San Martin, MAusIMM (CP) and Mani Verma, P. Eng. of Micon. The mineral reserves estimates were based on a gold price of $1,100 per ounce, a 0.14 g/t gold cutoff grade and a mining recovery of 99%. An overall average of 8.3% dilution was estimated for the San Francisco pit and 7.5% for the La Chicharra pit.

PIT	Classification	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
	Proven	42,850	0.604	831,000
San Francisco Mine	Probable	21,395	0.556	383,000
	Total	64,245	0.588	1,214,000
	Proven	6,180	0.447	89,000
La Chicharra Deposit	Probable	1,966	0.439	27,000
	Total	8,146	0.445	116,000
	Proven	49,030	0.584	920,000
Total	Probable	23,361	0.546	410,000
	Total	72,391	0.572	1,330,000

Although a mineral reserve has been estimated for the La Chicharra deposit, the Company has not yet included the La Chicharra deposit in its formal mining plan.

Updated reserve estimate of 1,330,000 proven and probable reserve ounces represents a 71% increase over the 2010 Report.

Strategy

The Company’s activities during the nine months ended December 31, 2011 focused on optimizing and expanding the operations and production at the Mine. With the exception of the Cocula Property, in which the Company allowed its interest to expire in July, 2011, the Company continued to maintain its property rights with respect to all of its property interests. The Company did not undertake any significant activity on areas outside of the Mine, except for a first phase reverse circulation drill program at the Norma gold-silver property located approximately 20 km northwest of the Mine. Although the Company evaluates other opportunities as they are presented, its principal focus is to increase production at the Mine and generate positive cash flows from operations.

Subsequent to December 31, 2011, the Company has commenced an additional drilling program at the San Francisco pit for 65,000 metres of reverse circulation drilling at an approximate cost of $6.5 million. Ongoing drilling also continues to the northwest of the La Chicharra prospect with the objective of testing mineralization along a strike length of over 600 metres. The Company plans to continue development of La Chicharra and has commenced a drilling program for 35,000 metres of reverse circulation drilling at an approximate cost of $3.5 million. The Company expects that the results of these drill programs will further define the ore body and be used in a future resource update.

Based on the conclusions of the 2011 Report, the Company expects that open pit mining will continue at the Mine until 2017 and that only minimal capital expenditures remain to complete the expansion of the Mine to a capacity of 18,000 t/d of leach feed. Additional capital will be required principally in 2012 to increase production to 32,000 t/d.

The following table shows a summary of the Company’s projected operating costs over the expected life of the Mine, based on the 2011 Report:

	Life-of-Mine Cash Flow (USD million)	Average Unit Cost (USD/tonne leached)

Mining Cost (including stockpiled material)	328	5.15
Crushing Cost	77	1.20
Leaching Cost	60	0.94
Gold Recovery Cost	20	0.31
Laboratory Cost	10	0.15
Environmental Cost	2	0.03
General and Administration	17	0.26
Total Cash Operating Costs	513	8.04

Gold Sales

The Company delivers gold and silver in doré form to an internationally respected precious metal refinery in North America where the doré may, at the Company’s option, be converted into London Good Delivery metal, or alternatively, be sold to the refiner. Gold is delivered to the refinery by armoured, insured carriers. If metal is returned to the Company, it is then sold to international bullion dealers.

Expansion Plans

The Company will review organic expansion opportunities as they arise and will review merger and acquisition opportunities on an ongoing basis.

Financings

During the nine months ended December 31, 2011, the Company did not raise any capital from the issuance of equity or debt instruments.

In June, 2011, the Company replaced and restructured its debt. Under the previous arrangement, Sprott Asset Management LP, (“SAM”) for and on behalf of certain of the Sprott funds, agreed to provide US$15 million financing in senior secured notes (the “Notes”). The Notes were used to pay down existing debt, and to pay for existing equipment and for general working capital to complete development and the commissioning of operations at the Mine. The Notes were to be repaid in 12 equal monthly installments commencing in August, 2010. Each payment was to be equal to the value at the time of payment of 1,667 ounces of gold (20,004 ounces total). The Noteholders were granted an aggregate of 3 million share purchase warrants exercisable for a period of 24 months at an exercise price of CDN$0.80 per share, none of which remain unexercised.

The new credit agreement with Sprott Resource Lending Partnership LP allowed the Company to deliver the final five payments totaling 8,335 ounces of gold to SAM and has provided a further C$5.6 million in working capital. The new credit agreement provides for a lump sum payment of principal on maturity in 14 months, with interest paid at the rate of 1% per month.

In August, 2011 the Company facilitated the re-sale of common shares by one of its significant shareholders. The Company engaged MPartners and National Bank Financial as agents to sell, on a best efforts basis, the 25,205,090 common shares of the Company held by Pacific Road Capital Management Pty. Limited for fully managed accounts (Pacific Road) through a secondary private placement of special warrants. Each special warrant was exchangeable for one common share held by Pacific Road once a prospectus was filed to qualify the distribution of the 25,205,090 common shares. The aggregate net proceeds of the private placement, after deducting certain expenses and the agents’ fee, was paid by the Company to Pacific Road in consideration for Pacific Road delivering the common shares to purchasers of the special warrants upon exchange of the special warrants. None of the proceeds of the private placement were payable to the Company.

During the nine months ended December 31, 2011 the Company received an aggregate of $2,021,805 through the exercise of incentive stock options issued pursuant to the Company’s stock option plan ($469,115) and through the exercise of share purchase warrants issued in connection with previous financings ($1,552,690).

Recent Developments

The Company's Chief Financial Officer, Mr. Colin Sutherland, has accepted the position of Chief Financial Officer of Archipelago Resources PLC. Mr. Sutherland will continue acting as the Company's Chief Financial Officer during a transition period through the end of April 2012.

DESCRIPTION OF THE BUSINESS

Risk Factors

Risk Factors Relating to The Company’s Business

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

  levels of supply and demand;

  global or regional consumptive patterns;

  sales by government holders;

  metal stock levels maintained by producers and others;

  increased production due to new mine developments and improved mining and production methods;

  speculative activities;

  inventory carrying costs;

  availability and costs of metal substitutes;

  international economic and political conditions;

  interest rates;

  currency values; and

  inflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material adverse effect on its earnings and profitability. The Company currently does not enter into forward contracts with respect to or otherwise hedge its potential future gold sales.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company currently has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensity in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. In addition, the high price of gold is encouraging new entrants to start competing companies and established companies to expand gold mining operations significantly. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on our results.

The Company has a limited operating history and therefore cannot ensure the long-term successful operation of its business or the execution of its business plan.

The Company was incorporated on March 17, 2005 and commenced commercial production on April 1, 2010. As a result, the Company has a very limited operating history upon which you may evaluate its proposed business and prospects. The Company’s existing and proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early stage extractive operations and the exploration and development of new mining properties, as more fully described elsewhere herein.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

  terrorism and hostage taking;

  expropriation or nationalization without adequate compensation;

  difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

  labor unrest;

  high rates of inflation;

  changes to royalty and tax regimes;

  substantial fluctuations in currency exchange rates;

  volatile local political and economic developments;

  difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and

  difficulty obtaining key equipment and components for equipment.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of natural resources;

  exploration, development, production and post-closure reclamation of mines;

  imports and exports;

  price controls or production restrictions;

  taxation;

  mining royalties;

  labor standards and occupational health and safety, including mine safety; and

  historical and cultural preservation.

The Company’s activities relating to the Mine are subject to, among other things, regulations promulgated by SEMARNAP, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’ operations and profitability.

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco property has a mineralization considered a probable mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse impact on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  environmental hazards;

  industrial accidents, explosions and third party accidents;

  the encountering of unusual or unexpected geological formations;

  ground falls, rock bursts, cave-ins and seismic activity including earthquakes;

  fires and flooding;

  metallurgical and other processing problems, including the availability and costs of processing and refining facilities;

  availability of economic sources of power;

  variations in grade, deposit size, density and other geological problems;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  mechanical equipment performance problems;

  unavailability or significant changes in the cost of materials and equipment including fuel;

  labor force disruptions;

  title claims, including aboriginal land claims;

  unanticipated transportation costs; and

  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

  environmental damage and liabilities;

  work stoppages, delayed production and resultant losses;

  increased production costs;

  damage to, or destruction of, mineral properties or production facilities and resultant losses;

  asset write downs;

  monetary losses;

  claims for compensation of loss of life and/or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and

  other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

  control dispersion of potentially harmful effluents; and

  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition and exploration programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included in this AIF are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labor availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described above under “—The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.” In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labor costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

  the availability and costs of skilled labor, power, water, transportation and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and

  the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold) against the Mexican peso (being the currency in which the majority of the Company’s capital and operating costs are incurred), could have a significant impact on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant impact on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the Company’s directors and officers are or may become directors or officers of other companies engaged in other business ventures. In order to avoid potential conflicts of interest which may arise between the directors’ and officers’ duties to the Company and their duties to other companies, the Company’s directors and officers have agreed to the following:

  participation in other business ventures will be allocated on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

  no commissions or other extraordinary consideration will be paid to such directors and officers; and

  business opportunities arising through other companies in which such directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and its board of directors has adopted, guidelines which require all directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

The Company may pursue strategic transactions in the future, which could be difficult to implement, disrupt its business or change its business profile significantly.

The Company will continue to consider opportunistic strategic transactions, which could involve acquisitions or dispositions of assets. Any future strategic transaction could involve numerous risks, including:

  potential disruption of the Company’s ongoing business and distraction of management;

  difficulty integrating acquired businesses or segregating assets to be disposed of;

  exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses the Company may acquire, and changing the Company’s business profile in ways that could have unintended consequences.

If the Company enters into significant strategic transactions in the future, related accounting charges may affect its financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

Risk Factors Relating to the Company’s Common Shares

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

  changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;

  current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;

  changes in financial estimates and recommendations by securities analysts;

  acquisitions and financings;

  quarterly variations in operating results;

  the operating and share price performance of other companies that investors may deem comparable;

  the issuance of additional equity securities by the Company or the perception that such issuance may occur; and

  purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company may issue additional equity securities which may reduce the Company’s earnings per share.

The Company has in the past issued and may continue to issue equity securities to finance its activities, including in order to finance working capital requirements, capital expenditures and acquisitions. If the Company issues additional common shares, your percentage ownership of the Company will decrease and you may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares or its competitors’ securities, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common shares price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options and warrants are exercised, or as a result of additional securities offerings.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options and warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

Mineral Properties

For a complete description of the Property see the report entitled NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine Sonora, Mexico dated November 1, 2011 (the “2011 Report”), prepared by Micon International Limited of Toronto, Ontario (“Micon”). The Qualified Persons responsible for the 2011 Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM (CP), Mani Verma, P.Eng., Christopher R. Lattanzi, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon. The 2011 Report has been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

San Francisco Gold Project

The following is the summary section of the 2011 Report.

GENERAL

Timmins Gold Corp. (TSX-V:TMM) (TMM) has retained Micon International Limited (Micon) to conduct an audit of its resource and reserve estimates and prepare an update of its 2010 Technical Report on the San Francisco gold project in the state of Sonora, Mexico. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan, compliant with Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for TMM was entitled “NI 43-101 Technical Report on the Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated November 30, 2010. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA).

Micon does not have nor has it previously had any material interest in TMM or related entities. The relationship with TMM is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

Property Description and Location

The San Francisco property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 km north of the state capital, Hermosillo. In this report, the term San Francisco project (the project) refers to the area within the exploitation or mining concessions controlled by TMM, while the term San Francisco property (the property) refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control.

The project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

TMM advises that it holds the San Francisco project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins). All the concessions are contiguous and each varies in size for a total property area of 44,442.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima) as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

Timmins advises that it acquired the first seven concessions covering the San Francisco mine through its purchase of Molimentales del Noroeste de S.A. de C.V. (Molimentales) in April, 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering every one of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that altogether form the 800 ha. Molimentales is currently negotiating the acquisition of 800 ha from the El Ejido Los Chinos, which was originally part of an exploration agreement signed in 2006.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM has continued to stake additional concessions since February and the total additional regional mineral concessions now amount to approximately 152,279.6 ha.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor a buy-out price of USD 250,000. This straight purchase agreement is currently in the process of being filed with the Mexican Federal Mining Registrar. Prior to this purchase the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

The Mexican mining laws were changed in 2005 and, as a result of these changes, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions and there are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the biannual fee and work requirements are in good standing. The bi-annual fee payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco operations is USD 102,818. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 104,168.

Accessibility, Climate, Physiography, Local Resources and Infrastructure

The project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330 millimetres (mm) with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

History

After conducting exploration on the project between 1983 and 1992, Compania Fresnillo S.A. de C.V. (Fresnillo) sold the property in 1992 to Geomaque Explorations Ltd. (Geomaque). After conducting further exploration, Geomaque decided to bring the project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco gold mine, to the Astiazaran family of Sonora and their private company.

Since June, 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

Timmins acquired an option to earn an interest in the property in early 2005, whereupon Timmins conducted a review of the available data and started a reverse circulation drilling program in August and September, 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

From 2007 to 2009, concurrent with the feasibility study which focused on re-starting the mining operations, TMM conducted exploration comprised of mainly infill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010. The results from the 2010 drilling, when combined with the previous results, led to Timmins updating the resource and reserve estimations as well as its mine plan. The latest updates were disclosed in a November, 2010 Technical Report which TMM filed on SEDAR.

Between July, 2010 and June, 2011, Timmins conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicate that the mineralization is located in parallel mineralized bodies both along strike and at depth. Timmins believes that the conclusion that the mineralization is located in parallel bodies may lead to further increases in the mineral resources and is continuing its intensive drilling program as a result.

GEOLOGICAL SETTING AND MINERALIZATION

The San Francisco project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

EXPLORATION PROGRAMS

2010 to 2011 Exploration Programs

From July, 2010 to June, 2011, 691 RC and core holes were drilled for a total of 94,148 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were undertaken in and around the San Francisco pit and in June, 2011, 36 RC holes totalling 6,170 m were drilled in the northern area of the La Chicharra pit. The RC drilling included 9,817 m in 67 holes of condemnation drilling which covered two areas; the first area was to the south of the existing waste dumps with the second to the west of the new leach pads. The negative results allowed Timmins to expand the existing waste dumps to the south and the negative results to the west of the leach pads allow for this area to be used for the stockpile of the low grade material. Details of the drilling programs are outlined in Section 10 of this report.

For the exploration drilling and other programs conducted on the San Francisco property, between July, 2010 and the end of June, 2011, Timmins expended approximately USD 9.153 million.

Future Exploration Programs

Most of the exploration drilling performed from July, 2010 to June, 2011 was focused on exploring potential extensions of the gold mineralization around the perimeter of the San Francisco pit and supporting the mining operation through confirmation or infill drilling in specific areas where there was a lack of reliable information. Only recently was the decision taken to extend the exploration programs to include the La Chicharra pit and the area around it. The general results were successful with the addition of further resources and reserves, including the addition of the La Chicharra area for the first time. Based on the positive results, Timmins will continue with the exploration drilling for the rest of 2011 and into 2012, with an exploration budget of approximately USD 19.6 million.

Timmins will continue to explore the area surrounding and beneath the San Francisco pit to further expand the mineral resources and reserves. Timmins will also begin to explore to the northwest along the projected strike extension from the pit, both to determine the continuity of the mineralization in this direction and to condemn areas which may be used for further infrastructure such as leach pads and waste piles as the mining operations continue.

In the La Chicharra area, infill drilling is currently in progress to test the extension of the mineralized zones near the pit perimeter primarily in the down-dip direction. However, Timmins also believes that it is important to extend the exploration along strike and this will be done as soon as the infill drilling to the north of the pit is completed. The first part of this program will drill in both directions to the west-northwest and east-southeast, starting from the existing La Chicharra pit. Once these programs are underway or completed, Timmins has outlined a drill program to tie in the mineral intersections on Section 1300W, 500 m to the south of the San Francisco pit, which are related to the southeastern projection of the La Chicharra mineral trend. This program will cover an area approximately 1,300 m long and 500 m wide with the initial drilling program based on a grid of 50 m.

Recently Timmins reached an agreement with the Ejido El Claro to conduct exploration work on the Ejido’s ground. Also, Timmins purchased the last mineral concession (La Mexicana) inside the San Francisco property that it did not already control. These arrangements will allow Timmins to conduct exploration programs on a further thirteen targets to the north of the San Francisco mine.

Timmins has laid out a program to conduct systematic drilling starting with the La Mexicana target and on at least four other targets located in the eastern portion of the northern exploration area. These other four targets are the La Playa, El Diez, Area 1B and El Socorro areas which have been linked to a series of structural events that could be favourable for the emplacement of gold mineralization. Timmins has outlined a series of north-south section lines linking the targets that will be drilled on 100 m centres along the lines.

Micon has reviewed TMM/Timmins’ proposal for further exploration and studies on its San Francisco property and considers that the budget for the proposed program is reasonable. Micon recommends that TMM/Timmins implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

RESOURCE AND RESERVE ESTIMATES

Mineral Resource Estimate

The block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the surface at the end of June, 2011. The undisturbed pre-mining topographic surfaces are also available in the model.

Unlike the previous study, in which Timmins used the indicator kriging (IK) estimation method to outline the mineral resources, Timmins has conducted a manual interpretation of the mineralized zones based on all of the drilling intersections now available in its database. The manual interpretation allows for a more geologically precise mineralization interpretation which will enable Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade zones are no longer computer designed but are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 2,665 drill holes with 182,319 intervals, amounting to 302,999 m of drilling. A total of 92 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 691 new holes drilled from 2010 to 2011, and 94,148 m of drilling.

Once Micon had audited and accepted Timmins block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco project was USD 1,200 per ounce, based on the three year trailing average in July, 2011, plus USD 100 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 1.1. They are a combination of the parameters decided by Micon and Timmins taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 1.1
Pit Optimization Parameters for the 2011 Resource Estimate for the San Francisco Project

Costs			Rock Densities and Recoveries
Description	Units	Amount	Name	Code	Density	Recovery %
Waste mining cost	USD/t	1.82	Diorite	2	2.72	60.50
Ore mining cost	USD/t ore	1.82	Gneiss felsic	4	2.75	70.70
Process cost	USD/t ore	2.75	Granite	5	2.76	85.70
G & A cost	USD/t ore	0.64	Schist	6	2.75	71.70
Gold price	USD/oz	1,200	Gneiss mafic	7	2.75	65.00
			Lamprophrite dike	8	2.76	60.50
			Pegmatite	10	2.85	71.70
			Gabbro	11	2.81	57.80
			Conglomerate	12	2	71.70
			General Recovery			68.60

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,200/troy ounce, using the economic parameters summarized in Table 1.1 and the topographic surface as of June, 2011. Table 1.2 summarizes the August, 2011, mineral resource estimate.

Table 1.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
(Cut-off Grade of 0.128 g/t Gold and a USD 1,200 Gold Price)

Pit Area	Category	Tonnage (x1,000)	Avg. Grade (g/t Au)	Gold Ounces
	Measured	42,546	0.640	876,000
	Indicated	22,698	0.595	434,000
San Francisco Mine	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred*	66,483	0.420	898,000
	Measured	6,158	0.488	96,000
La Chicharra	Indicated	2,222	0.488	35,000
Deposit	Total Measured & Indicated	8,380	0.488	131,000
	Inferred*	7,197	0.465	107,000
	Measured	48,704	0.621	972,000
	Indicated	24,920	0.586	469,000
Total Resources	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred*	73,680	0.424	1,005,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional reserves at a future stage.

Micon recommends that Timmins use the August, 2011 mineral resource estimate contained in Table 1.2 as the stated mineral resource estimate for the San Francisco project, as this estimate recognizes the use of a 0.128 g/t Au cut-off as the grade at which the mineralization would meet the parameters for potential economic extraction as defined by the CIM standards and definitions for resources. The figures in Table 1.2 have been rounded to reflect that they are an estimate.

Micon believes that no environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Reserve Estimate

Once Micon had audited and accepted Timmins resource estimate, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the resources at the San Francisco project was USD 1,100 per ounce, based on the three year trailing average in July, 2011.

Mining recovery for the San Francisco deposit has been assumed to be 99%. Micon agrees with the mining recovery as initially presented, although this number may change based on actual year-to-year reconciliation studies.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

An overall average of 8.3% dilution was estimated for the San Francisco pit and 7.5% for the La Chicharra pit.

The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation, except for the gold price of USD 1,100.

Table 1.3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (August, 2011) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
	Proven	42,850	0.604	831,000
San Francisco Pit	Probable	21,395	0.556	383,000
	Total	64,245	0.588	1,214,000
	Proven	6,180	0.447	89,000
La Chicharra Pit	Probable	1,966	0.439	27,000
	Total	8,146	0.445	116,000
	Proven	49,030	0.584	920,000
Total	Probable	23,361	0.546	410,000
	Total	72,391	0.572	1,330,000

The proven and probable reserves in Table 1.3 have been derived from the measured and indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table 1.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the August 30, 2011 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that TMM/Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco mine project.

Although a mineral reserve has been estimated herein for the La Chicharra pit, drilling is continuing in this area and Timmins has not yet included the La Chicharra pit in its formal mining plan. It is expected that, once the current drilling program is completed, the mineral reserves at La Chicharra will be re-estimated and scheduled for mining.

OPERATIONAL DATA

Production to Date

The San Francisco mine resumed commercial production in April, 2010. Table 1.4 summarizes production from April, 2010 to the end of June, 2011, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. Timmins reports that, at September 30, 2011, there was an accumulated stockpile of 1.518 Mt at an average grade of 0.281 g/t, containing approximately 13,700 ounces of gold.

During July, 2011 Timmins tested the expansion of the crushing system to 18,000 t/d and announced that it is quickly reaching this target.

Table 1.4
San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Recoverable	Gold Ounces Sold
	April - June	905,296	0.718	905,296	0.718	14,145	11,319
2010	July - September	1,090,768	0.817	1,090,768	0.817	19,374	15,680
	October - December	1,208,678	0.939	1,208,677	0.939	25,033	20,030
2011	January - March	1,207,339	0.895	1,207,339	0.895	24,088	18,755
	April - June	1,648,230	0.762	1,239,075	0.859	22,138	17,965
Total		6,060,311				104,778	83,749

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Mine Plans

Before Timmins commenced mining within the San Francisco pit, pit designs were revised from the two mining phases developed previously by Independent Mining Consultants, Inc., to three mining phases designed by Timmins. The latter designs were used for re-starting operations, in order to achieve a favourable distribution of waste tonnage during the mine life and enhance the availability of heap leach feed.

In 2010, the three-phase open pit design was extended to incorporate the additional, discovered resources to the northwest of the previous pit outline. In the present update, additional drilling extended the pit limits from 70 to 100 m surrounding the previous 2010 design. A fourth pit phase has now been added to the design production schedule. The first phase will be completely mined by the end of 2011.

The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit. Timmins anticipates that the La Chicharra pit will be returned to operation in the future.

For the San Francisco mine plan, phase one developed the pit down the 560 m elevation. The phase two push back expands the pit about 350 m west and 150 m north, with the lowest bench at the 542 m elevation. The third phase has a 215 m push back of the west wall and 130 m of the east wall, with the lowest bench at the 494 elevation. Phase four expands the pit 200 m southwest and 200 m southeast, to its ultimate design limit, with the final pit bottom at the 440 elevation. The estimated tonnage for each design phase is listed in Table 1.5.

Table 1.5
Summary of the Mining Tonnages for the San Francisco Mining Phases as of the end of August, 2011

Pit	Ore Tonnage	Gold (g/t)	Gold (oz)	Waste Tonnage	Total Tonnes	Stripping Ratio
Phase 2	4,735,747	0.846	128,788	3,907,249	8,642,996	0.8
Phase 3	24,400,667	0.585	458,855	40,010,568	64,411,235	1.6
Phase 4	35,108,868	0.576	626,579	78,192,055	113,300,923	2.2
La Chicharra	8,145,959	0.555	116,503	25,663,280	33,809,239	3.2
Total	72,391,241	0.572	1,330,725	147,773,152	186,355,154	2.0

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

PROCESSING

Ore extracted from the pit is transported in haulage trucks with a capacity of 100 tonnes, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 1,200 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 10,000 tonnes.

Two feeders beneath the stockpile deliver the ore to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½”. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of two tertiary crushers operating in closed circuit with ½” screens. Undersize from the screens is delivered to the leach pad.

Timmins has installed an additional crusher and screen to increase throughput to 18,000 t/d. Timmins now intends to install sufficient crushing and other equipment to increase the production of leach feed to approximately 32,000 t/d by 2013.

The current leach pad occupies approximately 40 ha and is divided into seven sections. Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts 6 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

The leach solution, consisting of 0.03% sodium cyanide and having a pH of 10.5 to 11, flows downward through the crushed ore, dissolving the precious metals. The solution percolates to the bottom of the lift and flows to the canal that carries the pregnant solution to a storage pond, from which it is pumped to the ADR plant.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

Due to the increase in mineral reserves and the increase in production, authorization was granted for an additional 49 ha for the construction of a new leach pad, located next of the current pads.

CAPITAL AND OPERATING COSTS

Only minimal capital expenditures remain to complete the expansion of the San Francisco project to a capacity of 18,000 t/d of leach feed. Additional capital will be required, principally in 2012, to increase production to 32,000 t/d. Timmins’ estimate of life-of-mine capital expenditure is summarized in Table 1.6, which also includes a nominal provision n for sustaining capital.

Table 1.6
Estimated Future Capital Expenditure

	Capital Expenditure (USD thousand)
Year	Expansion Capital	Sustaining Capital	Total
2011 (fourth quarter)	3,303	20	3,323
2012	18,922	75	18,997
2013	3,000	75	3,575
2014	3,000	75	3,575
2015	3,000	75	3,575
2016	-	75	75
2017	-	-	-
TOTAL	31,225	395	33,120

Timmins’ operating cost forecast for 2012 and subsequent years is summarized in Table 1.7. From 2013 onwards, the forecast is based on mining a total of approximately 11.6 million tonnes of ore and approximately 22 million tonnes of waste per year. Approximately 4.2 million tonnes of stockpiled low grade is planned to be crushed and placed on the leach pad in 2017.

Table 1.7
Operating Cost Forecast

	Unit Cost (USD/tonne placed on pad)
	Actual		Forecast
	2011	2011	2012	2013 – 2016
	Jan. – Sept.	Oct. – Dec.		(average)
Mining (excluding stockpiled material)	9.51	7.78	6.93	5.28
Crushing	1.45	1.25	1.20	1.20
Leaching	1.07	0.97	0.96	0.94
Gold Recovery	0.38	0.37	0.34	0.30
Laboratory	0.28	0.23	0.20	0.14
Environmental	Included in G & A	0.05	0.04	0.03
General and Administration	0.51	0.46	0.34	0.23
Total	13.20	11.11	10.01	8.12

The unit mining cost per tonne of ore placed on the leach pad is based on a cost of $1.82/t of total material mined. The actual cost for the first nine months of 2011 was $1.85/t mined.

Micon has reviewed the estimates of capital expenditure and operating cost prepared by Timmins and regards them as reasonable.

ECONOMIC EVALUATION

Micon has performed the economic analysis of the San Francisco project by conventional discounted cash flow techniques, using the life-of-mine production schedule and the estimates of future capital expenditures and operating costs summarized above, together with certain supplementary procedures and estimates described in Section 22. The starting date for the cash flow forecasts is October 1, 2011, and all estimated future annual after-tax cash flows have been discounted to that date at discount rates of 5% and 8% per year. The long-term gold price used in the economic analysis is USD 1,200 per ounce.

The results of the economic analysis of the San Francisco project are summarized in Table 1.8. Based on the reserve estimates discussed herein, the life of the San Francisco pit extends into 2017.

Table 1.8
Summary of Economic Analysis

	Life-of-Mine Cash Flow (USD million)	Average Unit Cost (USD/tonne leached)
Net Sales Revenue	968	15.17
Mining Cost (including stockpiled material)	328	5.15
Crushing Cost	77	1.20
Leaching Cost	60	0.94
Gold Recovery Cost	20	0.31
Laboratory Cost	10	0.15
Environmental Cost	2	0.03

	Life-of-Mine Cash Flow (USD million)	Average Unit Cost (USD/tonne leached)
General and Administration	17	0.26
Total Cash Operating Costs	513	8.04

Operating Profit	455	7.13

Capital Expenditures (including closure)	38	0.60
Income Tax	125	1.96

Undiscounted Net Cash Flow	291	4.57

Net Present Value, 5% Discount	252
Net Present Value, 8% Discount	232

Average Cash Cost (USD/oz gold)	633
Average Annual Gold Production (oz/y)	145,000

It can be seen that, at a gold price of USD 1,200/oz, the San Francisco project exhibits robust economics over its projected remaining life of approximately 5.5 years. The life-of-mine average cash cost of producing gold is estimated at USD 633/oz, and future capital expenditures are forecast to be relatively low. The economic analysis indicates that the project will yield present values of USD 252 million at a discount rate of 5%/y and USD 232 million at a discount rate of 8%/y. The expansion capital scheduled principally in 2012 will be paid back rapidly through accelerated cash flows.

Sensitivity Analysis

The economics of the San Francisco project are more sensitive to changes in the factors that influence revenue than the factors which influence cost. The principal factors influencing revenue are gold price, ore grade and metallurgical recovery. Table 1.9 shows the changes in undiscounted after-tax cash flow and present value over a range of gold prices from USD 900 to USD 1,500/oz.

Table 1.9 Sensitivity to Gold Price

		Cash Flow and Present Value (USD million)
Gold Price (USD/oz)	Change from Base (%)	Undiscounted Cash Flow	Present Value (5%/y discount)	Present Value (8%/y discount)
900	-25	121	101	95
1,000	-16.7	178	153	141
1,100	-8.3	235	202	186
1,200	Base	291	252	232
1,300	8.3	348	301	277
1,400	16.7	405	350	231
1,500	25	462	399	368

These data suggest that the San Francisco project is economically attractive at a gold price of USD 900/oz or more. The sensitivity of project economics to changes in ore grade or metallurgical recovery is the same as the sensitivity to changes in gold price. The sensitivity results shown in Table 1.9 for a range of gold prices would apply equally to a range of variability ore grade or metallurgical recovery from -25% to +25%.

Project economics are moderately sensitive to variations in overall operating cost but, with the relatively low level of forecast capital expenditure, variations in life-of-mine capital have little effect on overall economics.

CONCLUSIONS AND RECOMMENDATIONS

The San Francisco mine commenced commercial production in April, 2010, and by the end of December, 2010, Timmins had sold 47,029 ounces of gold. Between the end of December, 2010 and the end of June, 2011, a further 36,720 ounces of gold has been sold, for a total of 83,749 ounces of gold since the mine commenced commercial production.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining production targets, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities, including the planned expansion, and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Micon has reviewed the proposed exploration program for the property and, in light of the observations made in this report, supports the concepts as outlined by TMM/Timmins. Given the prospective nature of the property, it is Micon’s opinion that the San Francisco project merits further exploration and that TMM/Timmins’ proposed exploration plans are properly conceived and justified.

Micon agrees with the general direction of TMM/Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)          Micon recommends that as Timmins continues to define the mineralized lenses in its new model for the deposit, it snaps the interpretation to the drill holes for better definition and interpretation accuracy of the mineral lenses

2)          Micon recommends that Timmins composites the grades within each mineralized lense rather than from the collar of the drill hole down to the toe as is now the case.

The following is not contained in the 2011 Report.

Other Mineral Properties

While the Company is primarily focussed on Sonora, it has expanded into other regions such as Jalisco, Nayarit and Zacatacus. The Company also has an interest in and plans to undertake exploration activities at the following properties:

El Capomo Property, Nayarit – The Company acquired by staking the mineral rights to 60,000 hectares in four claim blocks by staking. El Capomo Property is located in Nayarit State, approximately 50 kilometres east of Puerto Vallarta.

Timm Property, Zacatacas – The Company acquired by staking a 45,000 hectare land package in the Peňasquito area. The Tim claims are located in the northern part of the state of Zacatecas, approximately 42 kilometres west of the town of Concepcion del Oro and contiguous to the Peňasquito mine recently placed into production by Goldcorp Inc.

El Picacho Property, Sonora – The Company holds an option to acquire a 100% interest in the 703 hectare El Picacho Property located 20 kilometres west of the San Francisco Mine. The Company also staked an additional 6,500 hectares encompassing the claims along the principal trend of the mineralization and now controls over 7,200 hectares either proximate to or surrounding the Mine.

Patricia and Norma Property, Sonora – These two claims totaling approximately 20,000 hectares were staked by the Company and are located in the Municipality of Trincheras, Sonora, Mexico to the west of the San Francisco claims block.

San Onesimo, Zindy and San Fernando Properties, Zacatecas – The Company holds an option to acquire an interest in each of the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico.

Quila Property, Jalisco – The Company holds an option to acquire a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro Ltd.’s 22,428 hectare Quila claim located in Jalisco, Mexico.

Cocula Property, Jalisco – The Company held an option to acquire a 100% interest in this project located approximately 50 kilometres west of Guadalajara, Jalisco. On July 11, 2011 the Company allowed its interest in this property to expire.

DIVIDENDS

The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

CAPITAL STRUCTURE

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares of which 140,291,127 common shares were issued and outstanding as at December 31, 2011 and 141,731,127 common shares are currently issued and outstanding. The holders of common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive the remaining property and assets of the Company.

Convertible Preference Shares

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares without par value, none of which were issued and outstanding during the nine month period ended December 31, 2011 and none of which are currently issued and outstanding.

Options

As at December 31, 2011, the Company had the following outstanding options pursuant to the 2011 Stock Option Plan adopted by the Company’s board of directors on September 8, 2011. These options are exercisable into common shares.

Number of Options	Exercise Price	Expiry Date
1,300,000	C$0.70	May 11, 2012
1,225,000	C$0.75	November 27, 2012
2,150,000	C$1.00	November 13, 2014
175,000	C$1.00	November 27, 2014
3,400,000	C$2.50	April 4, 2016
400,000	C$2.35	June 27, 2016
200,000	C$2.75	August 15, 2016
8,850,000

Subsequent to December 31, 2011, a further 3,500,000 options were granted to officers and directors of the Company on January 26, 2012, expiring on January 26, 2017, at an exercise price of C$2.56 per share, all of which remain outstanding.

Warrants

As at December 31, 2011, there were no warrants outstanding in the capital of the Company and there are not warrants outstanding as at the date of this AIF.

MARKET FOR SECURITIES

Effective November 4, 2011 the Company’s common shares were listed for trading on the New York Stock Exchange AMEX under the symbol “TGD”. Effective March 23, 2011 the Company’s common shares were listed and posted for trading on the Toronto Stock Exchange under the symbol “TMM”. Prior to March 23, 2011, the Company’s common shares were listed and posted for trading on the TSX Venture Exchange under the symbol “TMM”. The following table gives the monthly trading ranges for the Company’s common shares and a number of shares traded (“Volume”) on the Toronto Stock Exchange.

Trading Price and Volume
Toronto Stock Exchange

2011	High	Low	Close	Volume
April 2011	C$2.64	C$2.22	C$2.40	8,138,778
May 2011	C$2.55	C$2.14	C$2.42	8,168,282
June 2011	C$2.44	C$2.11	C$2.35	9,287,006
July 2011	C$2.75	C$2.29	C$2.55	10,489,562
August 2011	C$2.99	C$2.48	C$2.74	12,921,004
September 2011	C$3.45	C$2.67	C$2.89	17,093,161
October 2011	C$3.23	C$2.26	C$2.39	15,856,413
November 2011	C$2.68	C$1.94	C$2.33	17,035,364
December 2011	C$2.49	C$1.74	C$1.95	14,987,749

ESCROWED SECURITIES

There are no common shares held in escrow.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table provides the names, municipalities of residence, position, and principal occupations of each of the directors and executive officers as of the date hereof:

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
Arturo Bonillas(1)(4)(5) Hermosillo, Sonora, Mexico President, and Director	March 17, 2005	Mr. Bonillas has been the Company’s President since March 17, 2005.
Bruce Bragagnolo(1)(4)(5) Vancouver, British Columbia, Canada Chief Executive Officer, Secretary and Director	March 17, 2005	Mr. Bragagnolo is a barrister and solicitor and has been the Company’s Chief Executive Officer since May 1, 2007.
Frank Cordova(4) Hermosillo, Sonora, Mexico Director	July 16, 2008	Mr. Cordova is an attorney. He has held a number of positions in the Mexican federal and state governments and is currently the Secretary of Security for the State of Sinaloa.
Lawrence Dick, Phd., P.Geo.(2)(3)(4)(5) Vancouver, British Columbia, Canada Director	September 27, 2005	Mr. Dick was the President of Continuum Resources Ltd. (“Continuum”) from February of 2002 until March of 2006. Mr. Dick has been a director of Evolving Gold Corp. since June 2004. Prior to joining Continuum, Mr. Dick held positions and as Executive Vice President and Director of General Minerals Corporation in Latin America.
R. Barry Fraser(3)(4) Vancouver, British Columbia, Canada Chairman of the Board and Director	December 3, 2010	Mr. Fraser is a barrister and solicitor . He has been a partner with Clark Wilson LLP since March, 2007 and prior to that he was an associate and later a partner with McCarthy Tetrault.
Eugene Hodgson(1)(2)(3) Vancouver, British Columbia, Canada Director	October 31, 2005	Mr. Hodgson has been a self-employed consultant to public companies since 1996. He is currently Vice-President, Western Pacific Region for Corpfinance International Limited.
Paula Rogers(2)(3) Vancouver, British Columbia, Canada Director	August 3, 2011	Ms. Rogers is a Chartered Accountant. She is the Chief Financial Officer of Castle Peak Mining Ltd. and former Vice- President and Treasurer of Goldcorp Inc. from 2005 to 2010.
Miguel Soto(5) Aguascalientes, Ags Mexico Chief Operating Officer and Director	September 27, 2005	Mr. Soto has been the Chief Operating Officer of the Company since September of 2005.

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
Colin Sutherland Hammonds Plains, Nova Scotia, Canada Chief Financial Officer*	June 27, 2011	Mr. Sutherland is a Chartered Accountant. He has been the Company’s Chief Financial Officer since June, 2011. He is the Chief Financial Officer of Archipelago Resources Inc. Prior to joining the Company he was the Chief Financial Officer of Gammon Gold Inc. from 2004 to 2007, President and Chief Executive Officer of Nayarit Gold Inc. from 2007 to 2010 and President of Capital Gold Corp. from 2010 to 2011.
Alex P. Tsakumis Richmond, British Columbia, Canada Vice-President Corporate Development	November 12, 2009	Mr. Tsakumis has been the Company’s VP Corporate Development since November, 2009. Prior to that he provided corporate development and communications consulting services to the Company.
Miguel Bonilla Hermosillo, Sonora, Mexico Vice-President Finance Mexico	November 12, 2009	Mr. Bonilla has been the Company’s Vice-President Finance, Mexico since November, 2009. He has been the Company’s comptroller since its inception in 2005. Mr. Bonilla is a Certified Public Accountant.
Darren Prins Vancouver, British Columbia, Canada Vice-President Finance Canada	August 15, 2011	Mr. Prins has been the Company’s Vice-President Finance Canada since August, 2011. He is a Chartered Accountant and was formerly Corporate Controller and Assistant Corporate Controller for Rusoro Mining Ltd. (October 2009 to July 2011). Prior to that Mr. Prins was in the audit and assurance practice at Ernst & Young LLP.

Notes:

(1)	Denotes a member of the Finance Committee of the Company
(2)	Denotes a member of the Audit Committee of the Company
(3)	Denotes a member of the Compensation Committee of the Company
(4)	Denotes a member of the Corporate Governance and Nominating Committee of the Company
(5)	Denotes a member of the Mining Operations Committee of the Company

*  Mr. Sutherland has accepted the position of Chief Financial Officer of Archipelago Resources PLC, but will continue acting as the Company's Chief Financial Officer during a transition period through the end of April 2012.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at December 31, 2011, directors and executive officers, as a group, beneficially owned, directly, or exercised control over 6,285,300 common shares (not including common shares issuable upon the exercise of stock options) of the Company, representing 4.48% of the then outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any legal proceedings or regulatory actions.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no insider of the Company, director, or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected, or will materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Computershare Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the nine months ended December 31, 2011, or before that period but are still in effect:

1.	2011 Stock Option Plan dated September 8, 2011 and the granting of stock options thereunder to directors, officers, employees and consultants of the Company;

2.	Consulting Agreement dated March 1, 2011 between the Company and Grandich Publications, LLC;

3.	Mining Agreement between Peal Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C. V. dated September 15, 2009 regarding mining operations.

4.

Termination Agreement dated July 11, 2011, terminating the Exploration and Option to Purchase Mineral Concessions Agreement between Rosalio Lopez Orozco and Timmins GoldCorp Mexico, S.A. DE C.V. dated July 18, 2007 as amended, regarding the Cocula project;

5.	Property Option Agreement among the Company, Timmins Mexico, Soltoro Ltd. And Soltoro S. A. de C.V. dated November 23, 2010 regarding the Quila property;

6.	Exploration and Option to Purchase Mineral Concessions Agreement between Julio Cesar Suarez Ramirez and Timmins GoldCorp Mexico, S.A. DE C.V dated December 6, 2007 regarding the El Picacho property;

7.

Exploration and Option to Purchase Mineral Concessions Agreement among Fernando Santos Chavez, Maria Isaias Yolanda Rangel Zavala, Onesimo Donez Noriega, Maria Elvia Reyes Gutierrez, Timmins Goldcorp Mexico, S.A. de C.V. and Francisco Arturo Bonillas Zepeda dated November 24, 2010 regarding the San Onesimo property;

8.	Credit Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011;

9.	Guarantee between Timmins Goldcorp Mexico S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

10.	Guarantee between Molimentales del Noroeste S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

11.	General Security Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011;

12.	The Company is also in the process of formalizing employment and consulting agreements with management and executives.

INTEREST OF EXPERTS

As the term is defined in National Instrument 43-101, Lawrence Dick, P. Geo., a Director of the Company, is a Qualified Person. Except for 100,000 common shares and 100,000 incentive stock option (as at December 31, 2011) he is not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

In November, 2011, the Company filed the technical report entitled NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine Sonora, Mexico dated November 1, 2011 (the “2011 Report”). The 2011 Report was prepared by Micon. The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the 2011 Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM (CP), Mani Verma, P.Eng., Christopher R. Lattanzi, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon. The 2011 Report has been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

Messrs. Lewis, San Martin, Verma, Gowans and Lattanzi, and Micon, are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Company’s Audit Committee Charter are included as Appendix 1.

Composition of the Audit Committee and Relevant Education and Experience

The Company’s Audit Committee is comprised of Paula Rogers, Lawrence Dick and Eugene Hodgson, all of whom are “financially literate” within the meaning of applicable Canadian and U.S. securities laws. In the opinion of the Company’s Board of Directors, Ms. Rogers and Mr. Dick are “independent” within the meaning of applicable Canadian and U.S. securities laws, including Rule 10A-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the TSX and NYSE Amex. Mr. Hodgson is not considered to be independent under such rules due to his having served as an executive officer of the Company within the past three years. Mr. Hodgson is permitted to serve on the Company’s audit committee pursuant to the exemption from the listing standards for audit committees provided by Rule 10A-3(b)(1)(iv)(A) of the Exchange Act and the rules of the TSX and the NYSE Amex. The Company has determined that its reliance on such exemption would not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act or other applicable laws and regulations.

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. The Company’s Board of Directors has determined that Paula Rogers is an audit committee financial expert (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and is independent, as that term is defined by the Exchange Act and the NYSE Amex’s corporate governance standards applicable to the Company.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Company’s Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Company’s Board of Directors.

A summary of the relevant education and experience of each member of the Audit Committee is included in the table below.

Committee Member	Relevant Education and Experience
Eugene Hodgson, Director Not Independent Financially Literate

Mr. Hodgson is the Vice President-Western Region for Corpfinance International Ltd. He is currently a director and the Chair of the Audit Committee for Grandfield Pacific Inc. Mr. Hodgson was formerly a director and the Chief Financial Officer of Sea Breeze Power Corp. and a director and the Chair of the Audit Committee for ALDA Pharmaceuticals Inc.

Lawrence Dick, Director Independent Financially Literate

Mr. Dick has over 35 years experience in the mining industry and has been responsible for exploration, pre-development and development projects ranging from small exploration projects to development projects with several $100 millions in capital expenditures. These include the giant Collahuasi exploration and development project, now one of the largest copper producers in the world. Mr. Dick was responsible for preparing and monitoring an exploration budget of over $35 million per year. He has served as president, vice president, and director of many junior and mid tier public companies, with direct responsibility for expenditures and rationalizing expenditures in consideration of the work being conducted. He has overseen public audits conducted on a number of companies for which he has acted as a director and/or officer. Most recently Mr. Dick was the President of Evolving Gold Ltd. until his resignation earlier this year. He continues as a Director of Evolving Gold Ltd., a position he has held since 2004. Mr. Dick was also the President of Continuum Resources Ltd. from February of 2002 until March of 2006.

Paula Rogers Director and Chair of Audit Committee Independent Financially Literate

Ms. Rogers received her Bachelor of Commerce degree from the University of British Columbia in 1990. She became a member of the Institute of Chartered Accountants of British Columbia in 1993. From 1990 to 1994, Ms. Rogers was with Deloitte & Touche, Chartered Accountants. Ms. Rogers has over 15 years experience working for Canadian-based international public companies in the areas of treasury operations, tax planning and compliance, mergers and acquisitions and financial reporting. She has extensive experience in multi-million dollar financings in the Canadian and US bank and public debt markets. Ms. Rogers is also currently the CFO of TSXV-listed Castle Peak Mining Ltd. She has served as an officer of other public companies including Vice-President, Treasurer of NYSE-listed Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.

Pre-approval policies and procedures

All related services provided by the Auditors, including non-audit services, are subject to pre-approval by the Audit Committee through established procedures. The Company’s chief financial officer (“CFO”) discusses proposed non-audit related services to be performed by Deloitte & Touche LLP (“Deloitte”) with the Chair of the Audit Committee. If the amount is immaterial and will not otherwise interfere with the independence of the auditors, the Chair approves the services and the CFO reports to the Audit Committee on these services at the next regularly scheduled Audit Committee meeting. If the amount of the proposed services is material, a special Audit Committee meeting is convened to discuss the proposed service and the pre-approval is put to a vote. Management regularly updates the Audit Committee on the services rendered by the Auditors.

The Audit Committee has reviewed other services provided by the Auditors and has determined that they do not interfere with the independence of the Auditors.

External auditor service fees

Deloitte has been the Company’s external auditor since January, 2008. The aggregate fees billed for professional services rendered by Deloitte for the nine months ended December 31, 2011 and the year ended March 31, 2011 were as follows:

	Nine Months Ended December 31, 2011	Year Ended March 31, 2011
Audit fees	$420,500	$285,900
Audit related fees	$169,000	$331,850
Tax fees	$90,750	$122,000
All other fees	Nil	Nil
Total	$680,250	$739,750

Notes:

(1)	“Audit Fees” means the aggregate fees billed by the Company’s external auditor for audit and interim review services.
(2)

“Audit Related Fees” means the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)

“Other Fees” means the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

(5)

Audit fees for the nine-months ended December 31, 2011 include fees of $62,750 related to the audit of the year ended March 31, 2011 which were agreed subsequent to the filing of the annual report for the year ended March 31, 2011.

ADDITIONAL INFORMATION

Additional information relating to the Company’s business is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the Company’s principal shareholders, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the management information circular prepared for the Annual Meeting of Shareholders held on September 8, 2011, and available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s financial statements and Management Discussion and Analysis for the Company’s most recently completed financial year and is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

APPENDIX 1

TIMMINS GOLD CORP.
(the “Company”)

AUDIT COMMITTEE MANDATE AND CHARTER

A.	AUTHORITY AND MANDATE

1.	The Audit Committee (the “Committee”) is an advisory committee of the Board of Directors of the Company (the “Board”).

2.

This mandate and charter (the “Charter”) is part of a flexible governance framework for the Board’s’ strategic oversight of the Company. This Charter will be interpreted in the context of the Company’s Articles and all applicable laws, regulations and listing requirements and guidelines, including those of the Canadian Securities Administrators: National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), and National Instrument 52-110 Audit Committees (“NI 52-110”) as amended from time to time.

This Charter is a Board policy to guide the directors and officers in the governance of the Company. Although this Charter is intended to consolidate and restate legislative, regulatory or corporate obligations established by other documents and processes, it remains subject to the most current and binding legislative, regulatory and contractual obligations of the Company, and its directors and officers.

The authority and mandate of this Committee will evolve for greater independence of Committee members and processes as the corporate enterprise emerges through stages of capitalization and production.

3.	The Committee has the authority to:

a)	engage independent external auditors;

b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

c)	set and pay compensation for any advisors appointed by it; and

d)	communicate directly with the internal and external auditors.

Such advisors and external auditors will report to and be accountable to the Committee.

4.	The Committee reports to and is accountable to the Board. The Company will provide the Committee with reasonable resources for its work, including services of non-executive secretary.

5.

The Committee may delegate information assembly, assessment or advisory responsibilities to such advisors or subcommittees as it reasonably sees fit. The Committee may request any executive officer, employee, advisor or consultant of the Company to attend a Committee meeting and the individuals will be obliged to make every effort to do so or provide alternative effective communications with the Committee.

OVERVIEW AND PURPOSE

6.	The Audit Committee approves, monitors, evaluates, advises or makes recommendations to the Board, in accordance with this Committee charter, on:

a)	matters affecting the external audit and the financial reporting and accounting control policies and practices of the Company; and

b)	oversight of management's duties regarding financial risks encountered by the Company.

MEMBERSHIP AND ATTENDANCE AT MEETINGS

7.

The members of the Committee will consist of a minimum of three directors, appointed from Board directors by the Board and at the pleasure of the Board. Committee members will be appointed or affirmed at the first Board meeting following each Annual General Meeting and should expect to serve successive terms. One member of the Committee should have professional financial credentials and expertise.

8.

Subject to limited permitted exemptions, every audit committee member must be independent. At all times, even if exemptions apply, a majority of the members of the Committee will be “independent” (as defined by NI 52-110, and the Company’s Board Guideline: Independence).

9.

Subject to limited exemptions to upgrade education, every audit committee member must be financially literate as defined by NI 52-110, currently as having the ability to read and understand a set of financial statements of comparable breadth and complexity of issues reasonably expected to be raised in the financial statements of the Company.

10.	The Board will designate the chair of the Committee (the “Chair”).

11.

Attendance by invitation at a or a portion of a Committee meeting is determined by the Chair in the first instance, or by resolution of the Committee members. One or more of the Chief Financial Officer, Chief Executive Officer, or President of the Company, the auditor, and such other corporate officers, advisors, or support staff should be prepared to attend at the request of the Chair.

DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

12.

The Board, executive officers, and advisors, recognize that the Committee’s role is one of advising on strategic matters and providing oversight through the periodic assessment of corporate-governance performance against strategic plans, policies and protocols.

The Company’s executive officers and management are responsible for recommending board governance systems and strategic planning, enterprise risk management, and establishing internal controls, including retaining such advisors as management sees fit for professional advice on such matters. Executive officers, management and advisors are expected to have more time, knowledge and information to address day-to-day details and decisions; the Committee is expected to exercise due care and diligence at a strategic oversight level but not to provide detailed expertise nor assurances as to the work of others.

2

13.	The following responsibilities are guidelines, subject to such other responsibilities or limitations designated by resolution of the Board from time to time, and to special circumstances:

	13.1	Financial Strategic Planning and Policies

The Committee will review and make recommendations to the Board on matters related to:

(a)	strategic plans, goals, policies and budgets related to the financial and risk management and administration of the Company, and;

(b)	finance policies of the Company for compliance with such strategic documents, including such matters as signing authority, internal systems and controls, and reporting.

As a guideline and not as an exclusive list, the Committee will periodically review and assess, in conjunction with management and the external auditor, the following financial policy matters:

(a)	the appropriateness of accounting policies and financial reporting practices used by the Company;

(b)	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

(c)	any new or pending developments in accounting and reporting standards that may affect or impact on the Company;

(d)	identification of the Company’s principal financial risks and uncertainties and the systems to manage such risks and uncertainties;

(e)	the key estimates and judgments of management that may be material to the financial reporting of the Company;

(f)

that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and annual and interim earnings press releases, as applicable;

(g)	the integrity (including without limitation, the effectiveness) of the Company’s disclosure controls and procedures, internal control and management information systems;

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(h)	the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company, and;

(i)	the approval policies and practices concerning the expenses of officers of the Company, including the use of Company assets.

13.2	Financial Accountability and Public Disclosures. The Committee will,

(a)

obtain reasonable assurance, by discussions with and reports from management and external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented;

(b)	review, and recommend to the Board for approval, the following public disclosure documents:

i.	the financial content of the annual report, if applicable;

ii.	the annual management information circular and proxy materials;

iii.	the annual information form, if applicable;

iv.	management’s discussion and analysis section of the Company’s quarterly and annual reports, and;

v.	quarterly financial statements and related press release, if applicable, on earnings of the Company, and;

(c)

review, and recommend to the Board for approval, all financial statements, reports of a financial nature, and the financial content of prospectuses or any other reports which require approval by the Board, including any report of management which accompanies published financial statements (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves.

prior to the Company providing such disclosures to the shareholders, any regulatory authority, or the public.

13.3	Financial Accountability and the External Auditor. The Committee will,

(a)

assess candidates and recommend to the Board an external auditor to prepare an annual auditor’s report and perform other audit services for the Company and recommend the compensation of the external auditor , for the approval of the Board and nomination of such auditors by resolution for appointment by the shareholders in a general meeting;

(b)	review the terms and conditions of the annual external audit engagement including, but not limited to, :

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i.	staffing;

ii.	objectives and scope of the external audit work;

iii.	materiality limits;

iv.	audit reports required;

v.	areas of audit risk;

vi.	performance timetable; and

vii.	proposed fees and compensation.

(c)

pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors or those of its subsidiaries; the Committee may delegate to one or more independent members of the Committee the authority to pre-approve non–audit services if the Committee is informed of each pre-approval at the next scheduled Committee meeting (all pre-approvals shall be made according to the pre-approval policies and procedures specified by the Board for each particular non-audit service);

(d)	review the fees paid to the external auditors or its affiliates for non-audit services, and consider the impact on the independence of the external audit work;

(e)

oversee the work of the external auditors engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting, and including the review with the external auditors the results of the annual audit examination including, but not limited to the following:

i.	any difficulties encountered, or restrictions imposed by management, during the annual audit;

ii.	any significant accounting or financial reporting issues;

iii.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

iv.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

v.	any other matters which the external auditors should bring to the attention of the Committee.

(f)

meet with the external auditors, at least annually or as requested by the auditors, without management representatives present; and to meet with management, at least annually, without the external auditors present.

13.4	Financial Accountability, Risk Management and Internal Controls.

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The Committee will,

(a)

obtain reasonable assurance, by discussions with and reports from executive officers and the external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented;

(b)

annually request the external auditor to provide its views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles, or methods and judgments about the clarity of disclosures;

(c)

review the engagement of the auditor every five years, and when changing auditors for this or any other reason, review all issues related to the change, including the information to be included in the notice of change of auditor called for under applicable securities legislation and the rules and policies of applicable exchanges, and the planned steps for an orderly transition;

(d)

review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements.

(e)	review the internal control and approval policies and practices concerning, and oversee the Company’s management of, identifying and mitigating financial risks faced by the Company.

(f)	review the compensation of directors and officers, including expenses and the use of the Company’s assets;

(g)	review all contractual indemnities and any claims of indemnification pursuant to the Articles of the Company;

(h)	provide Committee meeting minutes and reports to the Board, and;

(i)	review annually the terms of reference for the Committee and support the annual assessment of the performance of the Committee, and recommend any required changes to the Board.

13.5	Financial Accountability and Internal Transparency

The Committee will be responsible for the strategic oversight of, and have the full support and assistance of the Board and the Company to:

(a)

provide the Committee with such information, including access to all books, records, facilities and personnel, and resources to retain outside counsel or advisors, as the Committee may consider necessary and appropriate for its purposes.

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(b)

request that the Chief Executive Officer and Chief Financial Officer or persons who perform functions similar to them, report on any and all issues requested by the Committee or the external auditor, including those which are the subject of any Certificates to be signed and filed in accordance with applicable securities regulations by the Chief Executive Officer and Chief Financial Officer or persons who perform functions similar to them; and to review such report, and to;

(c)

establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and, for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Approved by Resolution of the Board 17 June, 2010

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Audit Committee Mandate
Appendix A - Annual Agenda

The timetable below is a guideline of the Committee’s expected regularly scheduled activities.

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Audit Committee Mandate
Appendix B - Annual Assessment

B.1	Board Compliance – Audit Committee Annual Evaluation
[Please refer to the Governance Committee for the current standards and process for the annual assessment of the Committee’s work and performance, by the Committee or the G&N Committee]

B.2	Regulatory Compliance – Audit Committee Compliance Checklist[1]
[The following is the type of assessment which could be requested by or required of Corporate Counsel or an independent advisor to assist the Committee in understanding obligations for regulatory disclosures or reporting]

Governance Principles and Practices	Yes/No	Explain

Organized
Does the committee have a written mandate that addresses its purposes, goals and responsibilities; member qualifications, appointment and removal, and; reporting to the Board?

Has the committee developed and periodically updated a set of operations guidelines, including risks, staffing and consultants, for the Board?

Independent Judgment
As the President is a designated member of the Committee, are appropriate measures in place for the independent and objective exercise of judgment?

Competent
Are [all] members of the committee qualified to serve on the Committee?

Have engineering, systems or other operations consultants or advisors been retained to assist in strategic oversight or risk management matters, and if so who and under what mandate?

Effective and Accountable
Are all members of the Committee in compliance with the Code of Business Conduct and Standards? Does the Committee annually evaluate its meetings, mandate, performance, and systems?

Does the Committee report to the Board after each committee meeting?

___________________________________
1 Compiled from requirements of the NYSE and the Canadian TSX, but only as a guide -- not comprehensive nor current – confirm all current and applicable standards with legal counsel.

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